Exhibit 12.1

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended September 30,

($ in thousands)	2011	2010	2009	2008	2007

FIXED CHARGES:
Interest Expense	$40,544	$39,343	$43,649	$46,707	$48,333
Amortization of Debt Premium, Discount and Expense	414	434	413	450	562
Interest Component of Rentals	1,661	1,441	1,539	1,609	1,600

Total Fixed Charges	$42,619	$41,218	$45,601	$48,766	$50,495

EARNINGS:
Net Income	$118,370	$111,205	$121,693	$117,843	$109,220
Add:
Income Taxes	87,150	73,556	77,274	69,491	70,137
Loss on Equity Method Investments	545	—	—	—	—
Total Fixed Charges	42,619	41,218	45,601	48,766	50,495

Total Earnings	$248,684	$225,979	$244,568	$236,100	$229,852

Ratio of Earnings to Fixed Charges	5.8	5.5	5.4	4.8	4.6